KIRKLAND LAKE ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario - July 2, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL)(ASX:KLA) reports that at the annual general and special meeting of shareholders held on June 30, 2020, all resolutions proposed to shareholders were duly passed.

Based on proxies received, 210,350,317 common shares of the Company, representing 75.87% of the Company’s issued and outstanding common shares as at the record date were voted, and the following individuals were elected as directors of the Company until the next annual meeting of shareholders. The results are set out below:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	178,683,301	92.54%	14,403,453	7.46%
Peter Grosskopf	100,523,312	52.06%	92,563,443	47.94%
Ingrid Hibbard	156,245,873	80.92%	36,840,881	19.08%
Arnold Klassen	148,885,445	77.11%	44,201,309	22.89%
Elizabeth Lewis- Gray	178,631,957	92.51%	14,454,735	7.49%
Anthony Makuch	190,922,688	98.88%	2,164,066	1.12%
Barry Olson	179,264,634	92.84%	13,822,120	7.16%
Jeff Parr	177,259,274	91.80%	15,827,481	8.20%

The Company would like to clarify that a significant number of withhold votes attributable to Mr. Grosskopf are as a result him being over boarded under the provisions of Glass Lewis. The Company would like to assure shareholders that this is being rectified and that Mr. Grosskopf will be resigning from his other board position effective July 29, 2020. As a result, following such resignation, Mr. Grosskopf will only sit on one outside Board, being Kirkland Lake Gold.

Jeff Parr, Chairman of the Board commented, “We fully appreciate shareholder concerns on over boarding and the challenges which arise when directors are over extended. Given the significant responsibility and time commitment required of a Kirkland Lake Board member, we are very pleased to have resolved Peter Grosskopf’s over boarding issue. Peter is a valued Board member who brings a unique perspective and expertise to our Board. We will continue to implement best corporate governance practices going forward to ensure the alignment of interests between shareholders and the Board. We would like to thank shareholders for their continued support.”

In addition: (i) the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed was fixed at eight, in accordance with the articles and by-laws of the Company; (ii) KPMG LLP, Chartered Accountants were appointed as the Company’s auditors for the ensuing year; (iii) a non-binding advisory resolution on the Company’s approach to executive compensation was passed; and (iv) amendments to the Long Term Incentive Plan and Deferred Share Unit Plan were all passed by a majority of shareholders. For detailed voting results on each resolution, please refer to the Company’s Report of Voting Results filed on SEDAR at www.sedar.com.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold